April 4, 2014

Mr. Robert S. Littlepage
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Re:	Book It Local, Inc. Item 4.01 Form 8-K Filed August 14, 2013 File No. 333-183983

Re:	Book It Local, Inc. Form 10-K for the Year Ended August 31, 2013 Filed December 18, 2013 File No. 000-55022

Dear Mr. Littlepage,

In regards to the abovereferenced filings, Book it Local, Inc. (the “Company”) has enlisted the services of Bongiovanni and Associates to perform an audit for the year ended 2012 in order to comply with the requests of the Commission. Due to the nature of the tax season, we may not be able to complete these amendments until after April 15th. However, it is the Company’s hope to complete them soon thereafter. If you have any questions, you may direct them towards my attention. Thank you for your time. We hope to resolve this matter quickly.

Sincerely,

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Jillian Sidoti
Attorney
www.SyndicationLawyers.com

25422 Trabuco Rd, #105-244, Lake Forest, CA 92730 • (949) 855-8399